Filed Pursuant to Rule 424(b)(3)

Registration No. 333-207711

HARTMAN vREIT XXI, INC.

SUPPLEMENT NO. 1 DATED MARCH 13, 2017

TO THE PROSPECTUS DATED FEBRUARY 6, 2017

This document supplements, and should be read in conjunction with, our prospectus dated February 6, 2017 relating to our offering of up to $269,000,000 in shares of our common stock.  Terms used and not otherwise defined in this Supplement No. 1 have the same meanings as set forth in our prospectus.  The purpose of this Supplement No. 1 is to disclose:

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the status of our public offering;

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our joint venture investment in a retail property located in San Antonio, Texas; and

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changes in the management of our Advisor and our dealer manager.

Status of Our Public Offering

On June 24, 2016, we commenced our initial public offering of up to $269,000,000 in shares of our common stock. The terms of our initial public offering required us to deposit all subscription proceeds in escrow until the earlier of the date that we receive subscriptions aggregating at least $1,000,000 (including shares purchased by our sponsor, its affiliates and our directors and officers) or June 24, 2017 (one year from the date of the commencement of our initial public offering).

As of December 1, 2016, we had received and accepted investors’ subscriptions for and issued 131,695 shares of our common stock in our initial public offering, resulting in gross offering proceeds to us of $1,195,400, and the subscription proceeds held in escrow were released to us.

As of March 10, 2017, we had accepted investors’ subscriptions for, and issued, 521,446 shares of our Class A common stock and 4,688 shares of our Class T common stock in our initial public offering, resulting in aggregate gross offering proceeds of $5,066,378.  As of March 10, 2017, $244,933,622 in shares of our Class A and Class T common stock remained available for sale to the public in our initial public offering, excluding shares available under our distribution reinvestment plan.

We intend to continue our initial public offering until June 24, 2018, provided that we may extend the offering period until June 24, 2019 (three years from the date of the commencement of our initial public offering).

Joint Venture Investment in Village Pointe Property

On November 14, 2016, Hartman Village Pointe, LLC, or Hartman Village Pointe, a joint venture between us and Hartman XX Limited Partnership, or Hartman XX LP, the operating partnership of our affiliate, Hartman Short Term Income Properties XX, Inc., acquired a fee simple interest in a retail shopping center located in San Antonio, Texas commonly known as Village Pointe, or the Village Pointe Property.

Joint Venture Investment

On November 14, 2016, we contributed $100,000 to Hartman Village Pointe in exchange for our initial 2.65% membership interest in Hartman Village Pointe, and Hartman XX LP contributed $3,675,000 to Hartman Village Pointe in exchange for its initial 97.35% membership interest in Hartman Village Pointe.

Pursuant to the terms of a membership unit purchase agreement between us and Hartman XX LP, we had the option to from time to time acquire up to all of the membership interest of Hartman XX LP in Hartman Village Pointe at a price equal to Hartman XX LP’s investment cost.

On December 1, 2016, pursuant to the membership unit purchase agreement, we acquired an additional 33.11% membership interest in Hartman Village Pointe from Hartman XX LP in exchange for $1,250,000 in cash. On January 19, 2017, January 25, 2017 and February 1, 2017, we acquired an additional 21.77%, 5.44% and 21.74% membership interest in Hartman Village Pointe, respectively, from Hartman XX LP in exchange for aggregate cash payments to Hartman XX LP of $1,800,000. On February 8, 2017, we acquired the remaining 15.26% membership interest in Hartman Village Pointe from Hartman XX LP in exchange for $625,000 in cash. We funded the payment of the cash purchase price for all of the membership interests in Hartman Village Pointe with net proceeds from our initial public offering. As of February 8, 2017, we are the sole member of Hartman Village Pointe.  For a description of the Village Pointe Property, see the section of our prospectus entitled “Our Real Estate Investments.”

CHANGES IN THE MANAGEMENT OF OUR ADVISOR AND OUR DEALER MANAGER

Effective February 3, 2017, Richard Vitale resigned as President of our Advisor and Allen R. Hartman was appointed as President of our Advisor.  Effective February 3, 2017, Mr. Vitale also resigned from his position as President of Hartman Real Assets Securities, Inc., our affiliated dealer manager for our initial public offering, and Mr. Torok was appointed as President of Hartman Real Assets Securities, Inc.

Effective February 3, 2017, the executive officers of our Advisor are as follows:

Name	Positions
Allen R. Hartman	President and Chief Executive Officer
Mark T. Torok	Secretary and General Counsel
Louis T. Fox III	Chief Financial Officer and Treasurer
Ross Donahue	Chief Operating Officer and Executive Vice President
David Wheeler	Executive Vice President-Acquisitions

For biographical information on Messrs. Hartman, Torok and Fox, see the section of our prospectus entitled “Management—Executive Officers and Directors.”  For biographical information on Messrs. Donahue and Wheeler, see the section of our prospectus entitled “Management—Our Advisor.”

Effective February 3, 2017, the officers of Hartman Real Assets Securities, Inc. are as follows:

Name	Positions
Mark T. Torok	President and Secretary

For biographical information on Mr. Torok, see the section of our prospectus entitled “Management—Executive Officers and Directors.”